

July 18, 2022 TSX | NYSE | LSE: WPM
Vancouver, British Columbia

WHEATON PRECIOUS METALS SIGNS US$2 BILLION SUSTAINABILITY-LINKED REVOLVING CREDIT FACILITY

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") has added a sustainability-linked element in connection with the extension to its existing undrawn US$2 billion revolving credit facility underscoring Wheaton's commitment to sustainability initiatives.

"At Wheaton, sustainability is integral to every aspect of our business, strategy and overall success," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "Integrating key performance indicators that are based on our ambitious sustainability goals into the renewal of our credit facility demonstrates that we are committed and accountable to creating value for all of our stakeholders, including our shareholders, mining partners and our neighbours. It is the right thing to do, and we hope to see more of our peers in the streaming and mining industry do the same."

The renewed revolving credit facility is aligned with Wheaton's sustainability strategy, which includes a commitment to net zero carbon emissions by 2050. More information on Wheaton's sustainability targets are included in the company's annual Sustainability Report.

Under the renewed revolving credit facility, the interest rate paid on drawn amounts and standby fees will be adjusted based upon Wheaton's performance in three sustainability-related areas:

- Wheaton's attributable emissions from third-party mining partners operations covered by science-based emissions targets
- Diversity at the Wheaton group's board and management levels
- Wheaton's S&P ESG score

Wheaton has also extended the maturity date of the renewed revolving credit facility by one year to **July 18, 2027**. The Company currently has no amounts drawn under the revolving credit facility.

The Bank of Nova Scotia and Bank of Montreal acted as Joint Bookrunners and Co-Lead Arrangers of the revolving credit facility. Bank of Montreal and Royal Bank of Canada acted as Co-Lead Sustainability Structuring Agents and Coordinators, and The Bank of Nova Scotia and Canadian Imperial Bank of Commerce acted as Co-Sustainability Agents. Bank of America, The Toronto-Dominion Bank and Export Development Canada acted as lenders.

For further information, please contact:

Patrick Drouin
Senior Vice President, Sustainability and Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKINGSTATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to Wheaton's climate change and environmental commitments, Wheaton's sustainability-linked commitments and targets and the interest rates and fees payable under the revolving credit facility. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations, risks associated with the ability to achieve sustainability linked commitments and targets and the risks associated with interest rate adjustments and fees under the revolving credit facility and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2021 and Form 6-K filed March 10, 2022 both available on EDGAR at www.sec.gov, as well as the risks set out in Wheaton's management's discussions and analysis for the period ended December 31, 2021 available on SEDAR and EDGAR (together, the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that Wheaton will be able to achieve climate change and environmental commitments and that Wheaton will be able to achieve its sustainability-linked commitments and targets and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.